Exhibit 99.2

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1Name and address of Company

Avricore Health Inc.

2300-1177 West Hastings Street

Vancouver BC  V6E 2K3

Item 2Date of Material Change

November 13, 2020

Item 3Press Release

News Release, dated November 13, 2020, disseminated via Globenewswire under section 7.1 of National Instrument 51-102

Item 4Summary of Material Change

See attached copy of the November 13, 2020 news release.

Item 5Full Description of Material Change

See attached copy of the November 13, 2020 news release.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8Senior Officers

Hector Bremner, CEO of the Issuer, is knowledgeable about the material change and this report.  His business telephone number is (604) 773-8943

Item 9Date of Report

November 13, 2020

“Hector Bremner”

___________________

Hector D. Bremner, CEO

Director

AVRICORE HEALTH CLOSES $626,000 FIRST TRANCHE OF FINANCING

Vancouver, British Columbia – November 13, 2020 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “Avricore”) announces it has closed the first tranche of its non-brokered private placement for gross proceeds of $626,000. The Company will issue 6,260,000 units at $0.10 per unit and will pay finders fees totaling $22,500 and issue 225,000 finders warrants. Insiders participated in the aggregate amount of $55,000 for 550,000 units. Placement proceeds will be used for general working capital purposes.

“Despite a very challenging year, our company continues to march down the field in a positive way and we are really pleased to not only be able to raise capital, but also raise it at a premium,” said Avricore Health CEO, Hector Bremner. “While the decision horizon for some investors is further out than this first group, we are confident in the enthusiasm and momentum we have to close out the balance.”

Each Unit consists of one common share and one transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one additional common share for a period of 12 months from the closing date of the offering at a price of $0.15 per common share provided that if the closing price of the common shares of the Company on any stock exchange or quotation system on which the common shares are then listed or quoted is equal to or greater than $0.20 for a period of fifteen (15) consecutive trading days, the Company will have the right to accelerate the expiry of the warrants to a date that is not less than ten (10) business days from the date notice is given. The Company may pay finders fees of up to 5% cash and 5% finders warrants on a portion of the placement.

Closing of the Private Placement is subject to final acceptance by the TSX Venture Exchange. All securities issued in connection with the Private Placement will be subject to a four-month hold period from the closing date under applicable Canadian securities laws.

The Private Placement securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) absent registration or an applicable exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.